CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
STUART W. GOLD	SANDRA C. GOLDSTEIN	825 EIGHTH AVENUE NEW YORK, NY 10019 - 7475 TELEPHONE: +1-212-474-1000 FACSIMILE: +1-212-474-3700 CITYPOINT ONE ROPEMAKER STREET LONDON EC2Y 9HR	GEORGE E. ZOBITZ	KEVIN J. ORSINI
JOHN W. WHITE	THOMAS G. RAFFERTY		GEORGE A. STEPHANAKIS	MATTHEW MORREALE
EVAN R. CHESLER	MICHAEL S. GOLDMAN		DARIN P. MCATEE	JOHN D. BURETTA
MICHAEL L. SCHLER	RICHARD HALL		GARY A. BORNSTEIN	J. WESLEY EARNHARDT
RICHARD LEVIN	JULIE A. NORTH		TIMOTHY G. CAMERON	YONATAN EVEN
KRIS F. HEINZELMAN	ANDREW W. NEEDHAM		KARIN A. DEMASI	BENJAMIN GRUENSTEIN
B. ROBBINS KIESSLING	STEPHEN L. BURNS		LIZABETHANN R. EISEN	JOSEPH D. ZAVAGLIA
ROGER D. TURNER	KEITH R. HUMMEL		DAVID S. FINKELSTEIN	STEPHEN M. KESSING
PHILIP A. GELSTON	DAVID J. KAPPOS		DAVID GREENWALD	LAUREN A. MOSKOWITZ
RORY O. MILLSON	DANIEL SLIFKIN		RACHEL G. SKAISTIS	DAVID J. PERKINS
FRANCIS P. BARRON	ROBERT I. TOWNSEND, III		PAUL H. ZUMBRO	JOHNNY G. SKUMPIJA
RICHARD W. CLARY	WILLIAM J. WHELAN, III		JOEL F. HEROLD	J. LEONA RD TETI, II
WILLIAM P. ROGERS, JR.	SCOTT A. BARSHAY	TELEPHONE: +44-20-7453-1000	ERIC W. HILFERS	D. SCOTT BENNETT
JAMES D. COOPER	PHILIP J. BOECKMAN	FACSIMILE: +44-20-7860-1150	GEORGE F. SCHOEN	TING S. CHEN
STEPHEN L. GORDON	ROGER G. BROOKS		ERIK R. TAVZEL	CHRISTOPHER K. FARGO
DANIEL L. MOSLEY	WILLIAM V. FOGG	WRITER’S DIRECT DIAL NUMBER	CRAIG F. ARCELLA	KENNETH C. HALCOM
JAMES C. VARDELL, III	FAIZA J. SAEED		TEENA-ANN V. SANKOORIKAL	DAVID M. STUART
ROBERT H. BARON	RICHARD J. STARK		ANDREW R. THOMPSON	————
KEVIN J. GREHAN	THOMAS E. DUNN	(212) 474-1024	DAMIEN A. ZOUBEK	SPECIAL COUNSEL
C. ALLEN PARKER	MARK I. GREENE		LAUREN ANGELILLI	SAMUEL C. BUTLER
SUSAN WEBSTER	DAVID R. MARRIOTT		TATIANA LAPUSHCHIK	GEORGE J. GILLESPIE, III
DAVID MERCADO	MICHAEL A. PASKIN		ERIC L. SCHIELE	————
ROWAN D. WILSON	ANDREW J. PITTS		ALYSSA K. CAPLES	OF COUNSEL
CHRISTINE A. VARNEY	MICHAEL T. REYNOLDS		JENNIFER S. CONWAY	PAUL C. SAUNDERS
PETER T. BARBUR	ANTONY L. RYAN		MINH VAN NGO

Vista Outdoor Inc.
Registration Statement on Form 10-12B
File No. 001-36597

Via EDGAR

September 26, 2014

Dear Mr. Ingram:

Vista Outdoor Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form 10-12B filed on August 13, 2014 (File No. 001-36597) (the “Registration Statement”).  This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in your letter dated September 9, 2014 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure.  Where requested, supplemental information is provided.  Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Five clean copies of Amendment No. 1, and five copies that are marked to show changes from the originally filed Registration Statement, are enclosed for your convenience with five copies of this letter.  Page references in the Company’s responses are to pages in the marked copy of Amendment No. 1.

*  *  *

Form 10-12B filed August 13, 2014

Exhibits

1.                 We note that for the years ended March 31, 2014, 2013 and 2012, Walmart accounted for approximately 12%, 14% and 13%, respectively, of your total revenues.  Please tell us what consideration you have given to filing these agreements as exhibits to your registration statement.  Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that its agreements with Walmart are not required to be filed as exhibits to the Registration Statement in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K because (1) the Company’s revenues from Walmart are derived from individual purchase orders made in the ordinary course of business rather than continuing contracts to sell the Company’s products and (2) the Company’s business is not substantially dependent on any of these individual purchase orders, none of which accounts for more than 1% of the Company’s total revenues per fiscal year.

Exhibit 99.1 Information Statement

General

2.                 We note that certain terms of the spin-off transaction are not known at this time and that the information statement contains many blanks spaces (i.e. beneficial shareholders, distribution ratio, etc.).  Please complete the blank portions of the information statement with your next amendment.  We may have further comment.

The Company acknowledges the Staff’s comment and accordingly has updated, to the extent possible, certain previously unknown information in the Registration Statement in Amendment No. 1 (e.g., the identity of an additional named executive officer).  However, certain terms of the Spin-Off identified by the Staff, such as the Distribution Ratio, remain blank in Amendment No. 1 because those terms remain under consideration by the Company and its board of directors.  The remaining unknown terms of the Spin-Off will be included in a subsequent amendment to the Registration Statement.  The Company acknowledges that the Staff may have further comment once the blank spaces are completed.

Summary, page 1

3.                 Please revise your disclosure to include a summary discussion of your risks equal in prominence to the summary of your competitive strengths.

In response to the Staff’s comment, the Company has revised its disclosure on page 7 of Amendment No. 1 to include a summary discussion of the Company’s risks equal in prominence to the summary of its competitive strengths.

Questions and Answers About the Spin-Off, page 7

General

4.                 Please add a question & answer section regarding the executive officers and directors of Vista Outdoor following the spin-off.

In response to the Staff’s comment, the Company has revised its disclosure on pages 12-13 of Amendment No. 1 to include a question & answer section regarding the executive officers and directors of the Company following the Spin-Off.

Summary Historical And Pro Forma Financial Information, page 13

5.                 Please revise your summary historical financial information and your selected financial data on page 54 so that it reads consistently from left to right in the same chronological order as your historical financial statements.  Refer to SAB Topic 11:E.

In response to the Staff’s comment, the Company has revised its summary historical information and selected financial data so that it reads consistently from left to right in the same chronological order as the historical financial statements, consistent with SAB Topic 11:E.

6.                 With regard to Note (4) on page 15, so that we may better understand how you use the non- GAAP measures of EBITDA and Adjusted EBITDA, please address the following:

•                            We note that you believe that EBITDA and Adjusted EBITDA provide additional information with respect to your performance.  On page ii, you indicate that EBITDA and Adjusted EBITDA have important limitations as an analytical tool because these measure do not reflect your cash expenditures or future requirements for capital expenditures or contractual commitments, does not reflect changes in or the cash requirements for working capital needs, does not reflect significant interest expense or cash requirements necessary to service interest, excludes certain tax payments and does not reflect cash requirements for assets being depreciated and amortized that may have to be replaced in the future.  Please note that the limitations of a performance measure should not address cash, cash requirements or liquidity given that you present this measure as a performance measure.  Please revise your disclosure to address the limitations of EBITDA and Adjusted EBITDA without discussing cash, cash requirements or liquidity;

•                            Please revise your disclosure to include the reasons why you believe that this information is useful to management and why it may be useful to investors.  Refer to Item 10(e)(1)(i)(C) of Regulation S-K; and

•                            Please disclose whether you also use EBITDA or Adjusted EBITDA as a liquidity measure.  If so, please also reconcile these financial measures to the most directly comparable GAAP liquidity measure.

The Company acknowledges the Staff’s comment and advises the Staff that it does not currently use EBITDA or Adjusted EBITDA as a liquidity measure.  The Company has revised its disclosure on pages ii-iii of Amendment No. 1 to reflect the fact that it currently uses EBITDA and Adjusted EBITDA as a performance measure only and to remove any references to cash, cash requirements and liquidity as limitations on the use of EBITDA and Adjusted EBITDA as analytical tools.  The Company has also revised its disclosure on page 17 of Amendment No. 1 to describe why EBITDA and Adjusted EBITDA are useful metrics for management and may be useful metrics for investors.

We are exposed to risks associated with ATKs recent acquisitions of Bushnell…, page 23

7.                 Please quantify the damages sought in connection with your lawsuit against the seller of Bushnell in connection with working capital purchase price adjustment.

The Company acknowledges the Staff’s comment and advises the Staff that the Company (through its parent, ATK) is not seeking damages in its lawsuit against the seller of Bushnell in connection with the working capital purchase price adjustment.  Rather, the Company is seeking to compel the seller of Bushnell to submit the parties’ dispute over the correct amount of the working capital purchase price adjustment to an independent accountant, as the Company believes is required under the terms of the stock purchase agreement between Bushnell, the seller of Bushnell and ATK.  The Company respectfully submits that (1) any potential gain to the Company that may result from such independent accountant’s review constitutes a gain contingency that, pursuant to FASB ASC 450-30, is unable to be recognized in the Company’s financial statements until realized and (2) additional qualitative disclosure about the dispute would be immaterial.  The Company advises the Staff that it determined to disclose its lawsuit against the seller of Bushnell in the Registration Statement in order to provide an example of the risks related to the Company’s acquisitions and not because such lawsuit is independently material.

Risk Factors Relating to the Spin-Off, page 29

8.                 Please disclose risks relating to the replacement of services in the event of termination of the Transition Services Agreement.

In response to the Staff’s comment, the Company has updated its disclosure on page 32 of Amendment No. 1 to include a discussion of the risks relating to the replacement of services in the event of termination of the Transition Services Agreement.

A portion of our workforce belongs to a union.  Failure to successfully…, page 29

9.                 Please quantify the percentage of your workforce that belongs to a union to give investors a better understanding of this risk.

In response to the Staff’s comment, the Company has revised its disclosure on page 31 of Amendment No. 1 to include the percentage of the Company’s workforce that belongs to a union (i.e., 3.7%).

The Spin-Off, page 37

Reasons for the Spin-Off, page 37

10.          Expand your disclosure, if practicable, to quantify the anticipated effect of the loss of synergies from operating as one company.

The Company acknowledges the Staff’s comment and respectfully submits that its discussion on page 33 of the section entitled “Risk Factors—Risks Relating to the Spin-Off”, as revised in Amendment No. 1, quantifies the anticipated effect of the loss of synergies from operating as one company to the greatest extent possible.  In particular, as described therein, if the Spin-Off had occurred on April 1, 2013, the Company estimates that, in the year ended March 31, 2014, it would have incurred approximately $7.5 million in additional costs related to corporate governance, investor and public relations and public reporting.  In addition, after the Spin-Off, the Company believes it (1) may face reduced purchasing power with respect to certain enterprise-wide purchases and (2) may incur higher borrowing costs, although it is not possible to quantify such effects as they will depend on the Company’s purchasing needs and financial position and operating results, respectively, at the time the Company seeks to make such purchases or raise additional debt financing, and will also depend on market factors that are outside the control of the Company and currently indeterminable.  Additional qualitative disclosure concerning these two possible effects of the Spin-Off has been added to Amendment No. 1 on page 33.  The Company does not anticipate any significant lost revenue synergies because its customer base differs substantially from the customer bases of the other reporting segments of ATK, namely the Aerospace and Defense Groups.

When and How You Will Receive Vista Outdoor Shares, page 38

11.          Please disclose how you calculated and determined the distribution amount.

The Company acknowledges the Staff’s comment.  As described in the Company’s response to the Staff’s comment no. 2, the Distribution Ratio has not yet been determined, but will be included in a subsequent amendment to the Registration Statement.  In such amendment, the Company will also describe how it determined the Distribution Ratio.

Conditions to the Spin-Off, page 46

12.          Please briefly describe any conditions to the distribution.

In response to the Staff’s comment, the Company has revised its disclosure on pages 48-49 of Amendment No. 1 to include a discussion of the conditions to the Distribution.

Unaudited Pro Forma Condensed Combined Statements of Income, page 51

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 52

Pro Forma Adjustments, page 52

13.          With regard to Note (d), you indicate that adjustments to general and administrative expense have been made to eliminate Bushnell and Savage Arm’s pre-acquisition amortization expense and transaction costs.  Please tell us whether these transaction costs were related to the corresponding business combinations.  Please tell us how you determined that it was appropriate to eliminate these transaction costs from the pro forma statement of income.

The Company acknowledges the Staff’s comment and respectfully submits that the transaction costs described in Note (d) relate directly to costs incurred by ATK on behalf of the Company in connection with the acquisitions of Bushnell and Savage Arms, both of which are being given pro forma effect.  In determining that it was appropriate to eliminate these costs from the pro forma statement of income, the Company reviewed Rule 11-02(b)(6) of Regulation S-X, which states that adjustments to the pro forma condensed income statement shall include those adjustments that give effect to events that are: (1) directly attributable to the transaction; (2) expected to have a continuing impact on the registrant; and (3) factually supportable.  The Company also reviewed related guidance, including the Division of Corporation Finance’s Financial Reporting Manual §3250.1(c)(ii), which states: “Direct, incremental costs of the specific acquisition which are reflected in the historical financial statements of either the target or acquirer—An adjustment should remove those costs from the pro forma income statement (as a non-recurring charge directly related to the transaction)” (italics in original).

The Company assessed each of the criteria in Rule 11-02(b)(6) and the associated guidance and reached the following conclusions. First, the transaction costs can be traced directly to either the Bushnell or Savage Arms acquisitions. Second, the transaction costs, which are reflected in the historical financial statements of the Company, do not relate to the historical or ongoing operations of the Company. These costs include fees such as accounting, legal and other advisory fees and transition costs incurred in connection with the acquisitions. Third, the transaction costs are supported by invoices and other appropriate factual support.  Accordingly, the Company respectfully submits that these transaction costs were appropriately eliminated from the pro forma income statement.

Management’s Discussion and Analysis of Financial Condition…, page 56

General

14.          We note your description of your transition services agreement and risk factors regarding becoming a stand-alone company.  Please revise your MD&A to provide information about the potential variability of your earnings and cash flows after becoming a stand-alone company.

In response to the Staff’s comment, the Company has revised its MD&A on page 60 of Amendment No. 1 to describe potential variability of earnings and cash flows after becoming a stand-alone company.

Results of Operations, page 57

Fiscal Year 2014, page 58

15.          Please expand your discussion of your consolidated operating results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods.  In this regard, please:

•                            Quantify how much of the increase in net sales, from period-to-period, was due to changes in volumes sold, changes in selling prices and changes in product mix.  Please discuss and quantify the impact of market demand and favorable pricing including the reason for the increase in center fire ammunition sales and increases in rimfire, shotshell and primer products;

•                            Expand your discussion of gross profit to discuss and quantify the impact of pricing in both of your reportable segments; and

•                            Please enhance your disclosure to quantify the business reasons for the changes between periods in the significant line items of your statements of income.  In circumstances where there is more than one business reason for the change, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.  For example, on page 59, you indicate that the increase in operating expenses was due to increased research and development, increased commission and other selling costs, and transaction costs related to acquisitions and the addition of costs associated with the Bushnell and Savage Arms business.  However, it is unclear how much of the change was due to each of these business factors.

In response to the Staff’s comment, the Company has revised its disclosure on pages 62-69 of Amendment No. 1 to expand its discussion of its consolidated operating results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted its results between comparative periods.

In evaluating its MD&A disclosure, the Company has considered Item 303(a)(3) of Regulation S-K, which requires a registrant to “describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations . . . and any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations”.  The Company advises the Staff that where the change in its operating results has been driven by multiple factors, the Company has described the factors and quantified, to the greatest extent practicable, the proportional impact of such factors.  However, where the Company has determined that only one or two significant underlying factors have driven the change, the Company has only described these factors and has not provided additional disclosure concerning ordinary course business or market factors.

The Company respectfully submits that its disclosure in the MD&A, as revised in Amendment No. 1, complies with the guidance in Commission Release 33-8350, which states: “MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage the business. Management has a unique perspective on its business that only it can present. As such, MD&A should not be a recitation of financial statements in narrative form or an otherwise uninformative series of technical responses to MD&A requirements, neither of which provides this important management perspective.”  In response to the Staff’s specific comment regarding the increase in net sales, the Company has provided additional qualitative and quantitative disclosure in Amendment No. 1, to the greatest extent practicable.  For example, in Amendment No. 1 the Company has provided qualitative disclosure regarding broad changes that had an impact on the Company’s results of operations (e.g., a general price increase across product lines within a particular operating segment).  The Company also added quantitative disclosure where possible, such as on page 65 of Amendment No. 1, where the Company has included a breakdown of the increase in Shooting Sports net sales in fiscal year 2014 by product category.  However, with respect to the Staff’s suggestion to quantify factors such as changes in volume or prices, the Company advises the Staff that its management evaluates the business based on overall changes in product lines period over period but does not review quantified drivers below this level because factors such as volume and price are difficult to accurately measure given the large number of product SKUs and other variables that may occur with respect to individual customer orders, such as customer discounts or rebate programs.  Management also believes the quantification of such items is not material as the performance in respect of one customer order may not necessarily be indicative of other orders’ performance, despite management’s efforts to generally treat similar types of customers in the same manner.  Accordingly, the Company respectfully submits to the Staff that any attempt to include quantified disclosure of the underlying drivers of gross sales would not be practicable or provide useful information for investors.

Liquidity and Capital Resources Overview, page 62

General

16.          On page 19, you indicate that you face risks relating to your international business that could impact your business, financial condition and results of operations.  We note that you had $40.0 million of cash and cash equivalents as of March 31, 2014.  Please disclose the following, if applicable:

•                            The amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of your most recent period presented; and

•                            Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars.  Please also explain the implications of any such restrictions upon your liquidity.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

In response to the Staff’s comment, the Company has revised its disclosure on page 69 of Amendment No. 1 to include the amount of cash held by foreign subsidiaries.  The Company advises the Staff that it did not hold any short-term investments in the periods presented.

The Company respectfully submits to the Staff that all cash held by foreign subsidiaries is readily convertible into foreign currencies.  Accordingly, the Company does not believe that its foreign holdings of cash will have an adverse impact on the Company’s liquidity.  The Company has revised its disclosure on pages 69-70 of Amendment No. 1 to reflect the foregoing.

Operating Activities, page 63

17.          In your discussions of operating cash flows for all periods presented, you have indicated that the change was primarily the result of an increase in net income and a decrease in the cash required to fund working capital primarily driven by changes in inventory without further discussion of your working capital components.  Please expand this disclosure to also discuss the underlying reasons for changes that impacted cash flows, with specific discussions of working capital components such as accounts receivables, inventory, earnest money deposits, accounts payable, accrued expenses and customer and builder deposits.  Please revise your disclosure for all periods presented.  See Section IV.B of the SEC Interpretive Release No. 33-8350.

In response to the Staff’s comment, the Company has revised its disclosure on pages 70-72 of Amendment No. 1 to discuss further the underlying reasons for changes that impacted cash flows, including specific working capital components such as accounts receivables and, where applicable, accounts payable and inventory.  The Company advises the Staff that where the Company has not discussed the working capital components cited by the Staff in its comment (e.g., inventory or accounts payable in the quarter ended June 29, 2014), those components have not had a material impact on the Company’s operating cash flows in the period.

Credit Facilities, page 64

18.          Please revise your disclosures to indicate whether you were in compliance with your debt covenants for all periods presented.  Also, if you believe non-compliance is reasonably possible, please disclose actual and required ratios/amounts.

The Company acknowledges the Staff’s comment and advises the Staff that historically the Company has not had any standalone debt financing; as noted on page F-35 of Amendment No. 1, the Company’s long-term debt recorded on the combined balance sheet in the Registration Statement is the amount of ATK long-term debt that has been allocated to the Company by ATK in accordance with GAAP.  In connection with the Spin-Off, the Company intends to enter into certain credit facilities, described on page 72 of Amendment No. 1.  These credit facilities will require the Company to be in compliance with certain ratios, described on page 72 of Amendment No. 1.  The Company has revised its disclosure on page 72 of Amendment No. 1 to clarify that it expects to be in compliance with the financial covenants in its credit facilities, subject to risks and uncertainties that may affect the Company’s financial position and results of operations.

Management, page 82

Board of Directors Following the Distribution, page 82

19.          Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director.  Refer to Item 401(e) of Regulation S- K.

In response to the Staff’s comment, the Company has revised its disclosure on page 91 of Amendment No. 1 to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director.

Executive Compensation, page 86

20.          Please revise this section to provide all of the information required by Item 402 of Regulation S-K.  Refer to Question 217.01 of our Regulation S-K Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and notes your reference to Regulation S-K Compliance and Disclosure Interpretation (“C&DI”) Question 217.01 regarding the treatment of a spin-off as an IPO of a new “spun-off” registrant for purposes of disclosure pursuant to Item 402 of Regulation S-K.  In determining not to include the Item 402 disclosure, the Company considered this C&DI, as well as other relevant C&DIs, such as C&DI Question 217.03, and, as prescribed, assessed whether the Company could be considered a reporting company or separate division of ATK prior to the Distribution, as well as the proposed composition of management.

As described in the Registration Statement, the Company is not currently a reporting company but rather is a new subsidiary of ATK formed on April 24, 2014 for the purpose of completing the Sporting Transfers and the Distribution.  Following the Distribution, the Company will hold portions of ATK’s current businesses comprising the commercial ammunition and sporting accessories business, including the Savage Arms and Bushnell businesses, which were acquired by ATK in fiscal year 2014.  Although the Sporting Group is currently an operating segment of ATK, the acquisitions made during fiscal year 2014 significantly expanded the product offerings historically included in the Sporting Group portfolio and enabled ATK to enter new sporting markets, such as golf accessories and snow skiing accessories, in which it had not previously participated.  These acquisitions have had a substantial impact, and will continue to impact, the financial and operating performance of the portions of ATK’s current businesses that will comprise the Company following the Distribution.  As described in the Registration Statement, including under the question and answer “What are the reasons for the Spin-Off?”, the Spin-Off is intended to allow each of ATK and the Company to have a more focused business and be better able to pursue appropriate growth opportunities and execute strategic plans best suited to its respective business. The Spin-Off will allow the Company to further expand the range of its outdoor sporting products and enter new, adjacent markets.  In addition to pursuing new strategies and entering new markets, following the Spin-

Off, the Company will implement new short-term and long-term incentive compensation arrangements, as further described below.  As a result, the Sporting Group as operated immediately prior to the Distribution is different from the Sporting Group as historically operated, including during a significant portion of fiscal year 2014.

With respect to the proposed management of the Company, it is currently contemplated that certain members of ATK management, who currently provide services to ATK as a whole, will transfer employment to the Company prior to the Distribution and will become executive officers of the Company.  As of the date of this letter, the Company has identified three ATK executive officers who the Company expects will become executive officers of the Company:  Mark DeYoung, Stephen Nolan and Scott Chaplin.  Mr. DeYoung, who is expected to be Chairman and CEO of the Company, currently serves as CEO and President of ATK.  Mr. Nolan, who is expected to be the Senior Vice President and Chief Financial Officer of the Company, currently serves as Senior Vice President, Strategy and Business Development of ATK.  Mr. Chaplin, who is expected to be Senior Vice President and General Counsel of the Company, currently serves as Senior Vice President, General Counsel and Secretary of ATK. While the Company has not yet identified all the potential executive officers of the Company, similarly to the previously identified officers, the Company anticipates that any Company executive officers who were employed by ATK prior to the Distribution will have provided services to ATK as a whole and not solely to the underlying businesses that will comprise the Company and, as a result, will have significantly different roles and responsibilities following the Distribution.  Based on these facts, the Company believes the management of the Company will be management of a new spun-off registrant where, as discussed in the C&DI, there is no continuity of management of the underlying businesses that will comprise the Company.

Furthermore, the historical compensation of each of Messrs. DeYoung, Nolan and Chaplin was set by the ATK Personnel and Compensation Committee.  When establishing both short-term and long-term incentive compensation performance goals, the ATK Personnel and Compensation Committee determined that the financial and operating performance of ATK as a whole, including measurements such as ATK earnings before interest and taxes, sales, free cash flow, return on invested capital and total stockholder return, each measured by reference to ATK as a whole, were the appropriate performance metrics for executive officers of ATK.  As an operating segment of ATK, the Sporting Group, as well as the Company, does not currently have a standalone compensation structure.

Effective upon the Distribution, the Company will establish a separate, independent Compensation Committee, which will establish a new compensation strategy, including performance metrics, based on the specific business goals of the Company and the specific roles and responsibilities attributable to each executive officer, including Messrs. DeYoung, Nolan and Chaplin.  Although Tig H. Krekel served as a member of the ATK Personnel and Compensation Committee and is expected to serve as a director on the Company’s board of directors, it is not known at this time whether Mr. Krekel will serve on the Company’s Compensation Committee.  In addition, none of the other members of the ATK Personnel and Compensation Committee will serve on the Company’s board of directors.

Following the Distribution, the Company will operate in a fundamentally different market from ATK, with very different operating dynamics, compliance requirements, customer sets and growth opportunities. Once a stand-alone company, management of the Company will be able to devote their time and attention and the Company’s financial resources to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of the Company. While the compensation strategy to be established by the Company’s Compensation Committee is not known at this time, it will reflect the size, business segment, growth opportunity and operational strategy, among other factors, applicable to the Company, each of which is substantially different from that of ATK.  Based on these facts, ATK and the Company believe that the historical compensation provided to management of ATK for providing services to the parent company is not indicative of the prospective compensation to be provided for the management services these persons will be providing to the Company following the Distribution.

For these reasons, the Company respectfully submits that the Spin-Off should be treated as an IPO of a new spun-off registrant for purposes of Item 402 disclosure and accordingly should not be required to include this disclosure in the Registration Statement.

Financial Statements — Vista Outdoor

General

21.          Please note the updating requirements of Rule 3-12 of Regulation S-X, as applicable.

As required by Rule 3-12 of Regulation S-X, the Company has included in Amendment No. 1 an unaudited balance sheet as of June 29, 2014 and unaudited statements of income and cash flows for the three months ended June 29, 2014 and June 30, 2013.  The Company has similarly updated other disclosure in Amendment No. 1 to reflect the information in the unaudited interim financial statements, including the sections entitled “Summary Historical and Pro Forma Financial Information,” “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

1.  Summary of Significant Accounting Policies, page F-7

Self Insurance, page F-11

22.          Please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to medical and elements of your property and liability insurance programs.  Please also disclose each risk for which you do not have excess loss limits.

In response to the Staff’s comment, the Company has revised its disclosure on page F-11 of Amendment No. 1 to include its excess loss limits associated with each risk for which the Company is self-insured.

11.  Income Taxes, page F-27

23.          You disclose that you have provided for US deferred income taxes in the amount of $7,320 on foreign undistributed earnings not considered permanently reinvested.

You also disclosed that you have undistributed earnings generated from some foreign subsidiaries where no deferred tax liability has been recorded as you intend to permanently reinvest these earnings.  Please revise your footnote comply with ASC 740-30-50-2, including but not limited to disclosing the cumulative amounts of undistributed earnings generated by your foreign subsidiaries.

In response to the Staff’s comment, the Company has revised its disclosure in the footnote on page F-28 of Amendment No. 1 to include the cumulative amounts of undistributed earnings generated by the Company’s foreign subsidiaries.

17.  Subsequent Events

24.          You disclosed that you evaluated subsequent events through August 13, 2014.  Please revise your footnote to disclose whether that date represents the date the financial statements were issued or the date they were available to be issued.  Please refer to ASC 855-10-50-1.

In response to the Staff’s comment, the Company has revised its disclosure on page F-38 of Amendment No. 1 to reflect the fact that August 13, 2014 represents the date the financial statements were issued.

Please contact the undersigned at (212) 474-1024 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Craig F. Arcella

Craig F. Arcella

Jay E. Ingram
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Copies to:

Asia Timmons-Pierce
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ernest Greene
Kevin Stertzel
Staff Accountants
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Scott D. Chaplin
Vice President and Secretary
Vista Outdoor Inc.
c/o Alliant Techsystems Inc.
1300 Wilson Boulevard, Suite 400
Arlington, VA 22209

Annex A

The undersigned hereby acknowledges on behalf of Vista Outdoor Inc. that in connection with the Registration Statement on Form 10-12B filed on August 13, 2014 (File No. 001-36597), as amended or supplemented:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: September 26, 2014

VISTA OUTDOOR INC.,

	by	/s/ Scott D. Chaplin
Scott D. Chaplin
Vice President and Secretary